                                                                    Exhibit 99.1

                                   TORVEC, INC
                     TECHNOLOGIES TO BENEFIT NEW YORK STATE
                                    MAY 2006
                                 PLAN OF ACTION

Torvec, Inc now has production ready prototypes that will revolutionize the efficiencies of all types of engines through their Infinitely Variable Transmission (IVT) and greatly enhance vehicle safety with their Iso-Torque Differentials. When it comes to significant fuel savings (approximately 25%) and public safety there is no better place to start implementation than with our NYS school buses. Another major factor is that the IVT when installed in a school bus will drastically reduce particulate pollution; i.e. no black smoke. The IVT allows a diesel engine to always run at its most efficient state (the optimal gear ratio given any driving conditions) and thereby improve fuel consumption and will reduce a major contributor to our air pollution.

The Iso-torque differential will prevent accidents and potentially save lives by greatly enhancing vehicle control. This is especially true when one or two tires start slipping from contact with ice, wet pavement, gravel, water puddles, leaves etc. When this slipping occurs it often leads to loss of vehicle control and serious accidents ensue. In simplest terms, the Iso-torque differential balances the power between the tires on firm pavement and the power on the tires on a slippery surface. Standard differentials as we have in our school buses today do the exact opposite. This can and does leads to loss of vehicle control (even with professional race car drivers at the wheel). For the safety of our children this is a cost effective, easily installed technology that is a must for our school buses. Please refer to the video library at the company's website to see the Iso-torque and IVT in action. (www.torvec.com).

Another significant benefit to New York State from implementing Torvec's technologies will be the much- needed positive impact on business and jobs to our state's economy. Torvec will hire an additional 10 employees during the next six months for building and installation of IVTs and differentials in 10 school buses. In doing so, the company, will also employ the efforts of numerous job shops all across the greater Rochester area.

In addition, at the same time there will be significant new contract work for NYS machine shops and tool and die companies representing hundreds of thousands of dollars in new business.

Once the implementation occurs for all NYS school buses, the jobs number will soar to the 100's and economic benefit to our upstate community in the $300 million range. Note: Torvec will outsource all manufacturing. There is plenty of plant capacity and machine shop capability in New York to get the job done here. It is Torvec's firm resolve to keep this business in New York State. Note: there are 55,000 school buses in NYS and 460,000 in the country!...a NY contract for our state buses sets the stage for a national explosion....greatly enhancing the benefits outlined here.

When the New York State plan gets adopted on a national level, we are talking about a local impact of 1000's of jobs and an economic impact of $2.5 billion to our economy via Torvec's work outsourcing...right here in upstate NY.

Finally, a 25% fuel savings for our financially strapped school districts would represent approximately $55 million in annual fuel cost savings for New York State and its school districts. The national number would be $462 million per year.

Attached is a summary of the cost analysis and funding proposal to make this a reality for our state, our economy, our environment, our school districts, and for our children.

                   SUPPORTING FACTS ABOUT OUR NYS SCHOOL BUSES
                                       AND
                    THEIR FUEL CONSUMPTION & SAVINGS ANALYSIS

The following information was provided by Laidlaw, Inc, operator of some 60,000 school buses and reinforced by data submitted by the Rochester City School District, Pittsford and Webster Central School Districts. We thank them for their input:

1.  Average school bus miles driven per year..............    11,580.5 miles/bus

2.  Number of school buses in NYS.........................    55,000 total buses

3.  Number of school buses in the nation..................   460,000 total buses

4.  Average miles per gallon with diesel fuel ............      7.2 miles/gallon

5.  Average gallons of diesel fuel used per bus/year......       1,608.4 gallons

6.  Most recent cost of diesel fuel used per bus
    ($3.10-0.60 taxes; state & federal fuel taxes are not
    paid by schools) price as of 4/27/06..................          $2.50/gallon

7.  Total annual fuel cost per bus/year
    ($2.50 X 1608.4 gallon)- the current price............                $4,021

8.  Total annual fuel cost all NYS School buses
    (55,000 buses X $4,021 annual fuel cost/bus)..........          $221,115,000

9.  Total annual fuel cost school buses nationwide
    (460,000 buses X $4,021 annual fuel cost/bus).........         $1.85 billion

10. Estimated annual fuel savings for NYS Schools
    ($221,115,000 X 25% fuel savings).....................      $55,288,750/year

11. Estimated annual fuel savings nationwide
    ($1.85 billion X 25% fuel savings)....................        $462.5 million

12. Average life expectancy of NYS school buses...........              11 years

Other Estimates and Considerations:

     1. Torvec estimates the life expectancy of the IVT transmission to be more than 150,000 miles or about 13 years (150,000 miles divided by 11,580 bus miles per year= a rounded 13 years.

     2. The Iso-Torque differential gears have a lifetime expectancy...the gears will not wear out.

     3. Important to note that Torvec's technologies require no design changes whatsoever to the school buses. They are easily retro-fit to existing designs.

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                                       53


     4. Torvec estimates that the cost for the IVT and Iso-Torques including installation will be approximately $5,454 /bus.

     5. The total cost to retro-fit every school bus in NYS would be approximately $300 million (55,000 buses X $5454/bus).

     6. Because the life expectancy of the IVT and Iso-Torques both exceed the life expectancy of even new buses, it is important to note that these parts can be taken out of one retiring bus and installed in another in a matter of a few short hours. So if the parts are installed next year in a 5 year old bus, and that bus is retired in 6 more years, the IVT and Iso-torques can be removed and be available for re-installation into another bus and expect the IVT to last at least another 7 years, the differential even longer.

     7. Because the IVT runs so efficiently and at much lower engine RPMs than the current bus transmissions, it is expected that it will extend the life of the bus's engine. Although this is not quantifiable yet, polled mechanics have all agreed with this opinion.

     8. The fuel savings to NYS over the 13 year life of the IVT is in excess of $718 million; and that is assuming today's fuel cost. ($55,2888,750 annual fuel savings X 13 year IVT life=$718,753,750.

     9. The fuel savings nationwide over the same 13 year period would be an astounding $6 billion. And again, that is assuming we stay at today's fuel cost/gallon.

Next we will illustrate a bond proposal to get this done for New York State.

FINANCING THE RETRO-FIT FOR ALL NEW YORK STATE SCHOOL BUSES

First of all we would like to acknowledge the support for this analysis from two individuals each with more than thirty years experience in municipal finance, Mr. Bernard P. Donegan, President of Bernard P. Donegan, Inc., and Mr. David P. Resch, President of Post Resch Tallon, Group Inc.

Mr. Donegan's firm is one of the largest municipal fiscal advisors in New York State representing hundreds of towns, villages, fire and school districts including more than 200 of the state's 700 school districts. His role is to not only to advise these municipalities on fiscal matters but also to structure their bond financing needs and help bring them to market for public sale. His vast experience, support and advice to Torvec has been invaluable and we are appreciative of his commitment to assist us in seeing this project through to a successful conclusion for all participants. Mr. Donegan has already received positive feedback on the retro-fit from every school district he has visited or called in recent months. In his words, "this is a win-win situation for our state, our school districts and our taxpayers". He added, "when you combine the tremendous fuel savings, along with improved safety factor for our children, lower pollution, and a big boost for our local economy in jobs and revenue, I don't see how anyone could not get behind this project".

     Mr. Resch is a registered municipal principal with over 33 years experience in all facets of the municipal bond market from underwriting, trading, institutional sales to advising money managers and bond funds on their portfolios. His pulse on the bond market is well respected throughout the upstate New York bond community. He has been a supporter of our company since it was founded in 1996 and recently said, "I have looked forward to the day where my area of expertise could finally be utilized by Torvec, and now New York State has the opportunity to lead the nation in this fight against rising fuel costs". He also said, "the groundwork has been laid for our politicians and our community to get behind this project for the benefit of all concerned-there is no downside". "Every state can follow New York's lead"-and that's a lot of buses and a lot of business".

Facts and Assumptions for this Municipal Financing:

     1. New York State provides a range between 70 and 90 per cent of the funds (depending on which particular school district it happens to be) to our school districts for transportation costs including the purchase of school buses and the cost of transporting students to and from school. The funding comes in the way of reimbursements to the districts for these costs they initially bear. For our analysis we will use 80% as an average for the state's ultimate contribution and 20% for the school district and their constituents (the taxpayers via property assessment).

     2. Based on the current New York State Municipal Codes, it appears that the maximum term for financing this equipment would be 5 years. With an estimated useful life of 13 years for the IVT and longer for the Iso-torques, this presents no problem. It also closely matches the payback break-even period of about 5.8 years whereby the fuel savings entirely pay for the retrofit per bus including all financing costs.

Note: New school buses are generally financed with 10 year bonds, closely matching their expected useful life of 11 years.

     3. Because the state ultimately pays the vast majority of the transportation costs anyway, and because there are tremendous economies of scale available with larger orders for the equipment, as well as bond issuance costs (underwriting spread, selling concessions, legal fees, etc) we would recommend one large bond issue to provide the funds for all the individual school districts to avail themselves of the dollars necessary to retro-fit their buses. We are confident the state would have ways of encouraging the districts to take advantage of this (future reimbursements for transportation?), but since the districts will effectively receive 20% of the cost savings to the benefit of their own budgets, as well as the safety and pollution factors, that should be incentive enough to participate in the program.

     4. Alternative financing methods could include municipal equipment leases by each school district. However our advisors tell us that the interest cost would be approximately 1% higher for a 5 year equipment lease versus a conventional state bond issue. Also, the fact that with 700 school districts it would require that many individual deals, each with higher costs, and greatly fragmenting the equipment manufacturing and ordering process. This method would be far less desirable, and not nearly as cost effective as a single state issue.

     5. It was suggested to us that the financing could be done through the NYS Dormitory Authority.

                                  The Bond Deal

Amount of the proposed financing:

Equipment and installation cost for retro-fitting
55,000 school buses at $5,454/bus..................   $299,997,000

*All closing costs including advisor, legal and
underwriting spread @ 1% ..........................      2,999,700
                                                      ------------
             Total Bond Issue .....................   $302,996,700

* we are being very conservative here-bond closing costs for this size deal could be 50-60 basis points

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                                       55


One Proposed Bond Structure:

     -    A 5 year term tax exempt municipal bond.

     - Sinking fund (debt reserve) installments paid at the beginning of years 2-5 at 25% of the maturity term ($75.75 million for 4 years).

     - Current interest rate based on today's market with bond insurance would be about 4%. To be conservative in our analysis in this rising interest rate environment we will use 5%. The earliest the bond issue would likely come to market would be early 2007, allowing approximately 9 months for completion of the larger prototypes to be built and installed in test buses (provided by Laidlaw).

     - Funds in the sinking (debt reserve) fund are invested in government securities and that interest earned will be calculated at a constant 4.5%; they will help reduce the final sinking fund installment which goes to repay principal at the end of year 5.

     - The bonds would be non-callable, but subject to extraordinary calls from unexpended proceeds after 1 year.

     -    For easier calculations we will round up the deal to $303 million.

     - Interest payments on the bonds to be semi-annual beginning 9/1/07, and then every 3/1 and 9/1 until maturity.

     -    Final maturity March 1, 2012.

     -    The numbers:

Bond Face amount...$303 million raises approximately $300 million to finance the retro-fit of all NYS school buses.

Cash outflows:

Total Interest expense...$60.6 million over the life of the bonds

Sinking Fund Payments...$303 million paid in 4 annual installments of $75.75 million each on 3/01/08, 3/1/09, 3/01/10, and 3/01/11 (less interest earned from the reserve sinking fund account)

Total outflows..........................$363.6 million

Inflows and Fuel savings:

Interest earned on the Sinking fund..................   $36.44 million

*Fuel savings during the 5 year life of the bonds....   $276.5 million

   Total Inflows & Savings...........................   $312.9 million
                                                        --------------
Net Cost to the state in the first 5 yrs.............   $ 50.7 million

* we are still assuming a constant $2.50 diesel fuel cost if energy prices continue to rise, the savings will also rise at 25% of the increase.

Breakeven point is 5 years 10 months (less than 1 year after the bonds mature) The Ultimate savings over the expected life of the equipment:

$55.3 million X 13years=      $718.9 million

less total cost to finance=    327.2 million
                              --------------
   Net savings ............   $391.7 million

Roughly allocated:

80% or $313.36 million to NYS, 20% or $78.34 million to the school districts.

Note: it would be worth requesting a six year bond so at maturity the project is at breakeven. Every savings after that is "gravy".

This is one possible structure for the bonds, there are others, but for our purposes this is a simplified look at the feasibility of the project.

These are the rough estimates for the financing. What that does not include is the tangible impact of $300 million dollars added to our economy, plus the hundreds of jobs, nor does it take into account the important intangibles like the safety of our school children and all but eliminating the pollution coming from 55,000 NYS school buses every year henceforth.

                                  PROPOSED USE
                                       OF
                       NEW YORK STATE ECONOMIC DEVELOPMENT
                                     MONIES

                              TO LAUNCH BOND ISSUE

1.  Facilities and Renovation .......................   $1,500,000

2.  Dynamometers ....................................      150,000

3.  Lift ............................................       35,000

4.  Special Tooling, including Compressor, Pusher ...       32,000

5.  New Computers and Software ......................       50,000

6.  10 Transmissions ................................    1,000,000

7.  10 Iso-Torque Differentials .....................      150,000

8.  Bus Fees ........................................       35,000

9.  Site Security ...................................       15,000

10. Fixed Costs .....................................      750,000

11. Job Creation --- Special Personnel Costs
    (mechanics and engineers to actually install
    IVTs and Iso-Torque Differentials in school
    buses; maintenance of eleven existing jobs and
    creation of ten new jobs --- not counting
    employees of numerous job shops and similar
    facilities located in Greater Rochester region to
    which task of building IVTs and Iso-Torques
    will be outsourced) .............................    1,300,000
                                                        ----------
       Total ........................................   $5,000,000
                                                        ==========

After the meeting on May 5, 2006, representatives of the Greater Rochester Enterprise agreed to use their best efforts to arrange for the initial $5,000,000 package to launch the company's school bus project.

- The Full Terrain Vehicle --- the company has completed structural reinforcements and minor alterations to the FTV suspension and continues to showcase the FTV to governmental and private sector visitors.

- The constant velocity joint --- the company has filed for new patents on this invention due to recent improvements which we believe strengthen the CV joint, increase its efficiency and makes it less costly to manufacture.